INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

To the shareholders and Board of Directors. Mountain Top Properties Inc.

We consent to the inclusion in this Form 10-12g amendment# 2 of Mountain Top Properties Inc., of our report dated May 20, 2021, which includes an explanatory paragraph as to the ability of Mountain Top Properties Inc. to continue as a going concern, with respect to our audit of the financial statements of Mountain Top Properties Inc. as of December 31, 2020 & 2019, which report appears in this general form for registration of securities.

/s/ Zia Masood Kiani & Co. Zia Masood Kiani & Co. (Chartered Accountants)

Islamabad, Pakistan

Date: September 03, 2021